Mail Stop 4561

March 9, 2010

Zhiguang Cai
Chief Executive Officer and President
Subaye, Inc.
349 Dabeilu, Shiqiao, Panyu District
Guangzhou City, Guangdong, China 511400

>   **Re: Subaye, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed December 29, 2009**
>   **Form 10-Q for the Quarter Ended December 31, 2009**
>   **Filed February 16, 2010**
>   **File No. 333-62236**

Dear Mr. Cai:

       We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

General

1.   Please tell us how you considered ASC 235-10-50 with respect to disclosures
        regarding your accounting policy for website development costs.

Revenue Recognition

Online Membership Services - SaaS, page F-8

2.   We note your disclosure that you provide your online membership services
        application as a service and that you follow the provisions of ASC 605. Please
        clarify whether these services fall within the scope of ASC 985-605. In this
        regard, clarify whether your customers have the right to take possession or
        delivery of the software during the arrangement term without significant penalty
        or added cost and have the ability to run the software on their or another unrelated
        party's hardware. Refer to ASC 985-605-55-121 through 124.

3.   We further note that subsequent to entering into initial SaaS contracts with your
        customers with 30 day payment terms, you negotiated flexibility by providing 90
        day payment terms. Since you disclose that you have limited collection history
        with SaaS customers, tell us how the provision for 90 day payment terms affects
        revenue recognition and describe how you determined that collectibility is
        probable. Additionally, we note that your accounts receivable balance increased
        by approximately 50% during the year ended September 30, 2009. Please tell us
        how much of your accounts receivable balance relates to SaaS revenues.

4.   We note that you recognize revenue related to the licensing of your entertainment
        media copyrights, in which you earn royalties, in accordance with ASC 926. We
        also note that you sell your copyrights when you believe the copyrights do not
        have an immediate or significant future benefit to the Company and that the
        proceeds from the sales of copyrights are classified as revenue. Based on your
        disclosure, it is unclear to us why the sales of your copyrights were not considered
        sales of long-lived assets. Please provide us with the following:

        •   Your disclosure that your plans are to continue to sell off assets you do
                not consider to have an immediate or significant future benefit to the
                Company, your disclosure on page F-18 that your copyrights are being

held for investment purposes, and your disclosure on page F-19 that your copyrights are reviewed annually for impairment suggest that these are sales of long-lived assets. Explain why you believe this disclosure supports your accounting for the sale of your copyrights as revenue.

- Your business overview disclosure on page 3 and your risk factor disclosures beginning on page 7 do not provide a reader any insight into your business or management's plans for selling your copyrights outright. Please tell us how you considered significantly revising your business overview and risk factor sections to provide disclosure regarding your business of selling your copyrights and the risks involved.

- Tell us how you record the sale of copyrights, including what amounts are included in revenue and cost of revenue.

Item 9A(T). Controls and Procedures, page 28

5. We note that your evaluation of disclosure controls and procedures was completed as of a date within 90 days of filing the annual report. Tell us what consideration you have given to Item 307 of Regulation S-K which requires that the evaluation be done as of the end of the period covered by the annual or quarterly report.

Form 10-Q for the Quarter Ended December 31, 2009

Item 1. Condensed Consolidated Financial Statements

Note 10 – Noncontrolling Interest, page F-12

6. We note you determined that the value of the consideration given, your shares, was equal to $10.6 million which represents the historical cost basis of the Subaye.com net assets. Please tell us how you determined that $10.6 million was the fair value of the 3.4 million shares issued given that you completed several stock based transactions on November 9, 2009 with a share price of $12.12.

7. We refer to your disclosure in a press release included in your Form 8-K filed November 10, 2009 which discloses management's belief that the share exchange resolves uncertainty of future business decisions being blocked or delayed by the individuals who controlled the minority interest of Subaye.com. Please describe your basis for this belief given that the third party shareholders of Subaye.com own approximately 51% of your outstanding shares as of December 31, 2009.

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 9

8.   We note your disclosure which states that management has identified three
        material weaknesses which have caused management to conclude that disclosure
        controls and procedures were not effective. However, it appears that your
        disclosure omits the identification of these material weaknesses. Please tell us in
        detail what these material weaknesses relate to and amend your Form 10-Q to
        disclose these material weaknesses.

Exhibits 31.1 and 31.2

9.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K, including replacing the language "most
        recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual
        report)" with "fourth fiscal quarter" in paragraph 4(d). In conjunction with the
        amendment requested above, please include certifications in the exact form as
        outlined in Item 601(B)(31)(i) of Regulation S-K.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief